# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stablecoin Development Corp, CIK 0001389545
CUSIP: 66987P508
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 2000 POWELL STREET, SUITE 1150, EMERYVILLE, California (CA), 94608
Date of event which requires filing of this statement: 04/29/2026
Amends the filing with accession number 0001829126-25-008155
Filed by CIK 0002028474
Persons authorized to receive notices and communications: FRAMEWORK VENTURES IV L.P., 600 Montgomery Street, Floor 42, San Francisco, California (CA), 94111, 628-233-0357

## Reporting persons
- Framework Ventures IV L.P. (CIK 0002028474): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 22,152,695; sole dispositive power 0; shared dispositive power 22,152,695; aggregate amount beneficially owned 22,152,695 (44.5% of the class)
  Comment: This Amendment No. 3 is being filed to update the beneficial ownership of the Reporting Persons to reflect (i) anti-dilution adjustments under certain pre-funded warrants issued by the Issuer to Framework Ventures IV L.P. and other investors on October 16, 2025 (the "Pre-Funded Warrants"), which, as a result of dilutive issuances of the Issuer's Common Stock during the fourth quarter of 2025, increased the aggregate number of shares of Common Stock issuable upon exercise of the Pre-Funded Warrants to 113,320,197 as of December 31, 2025, and (ii) the Issuer's 1-for-5 reverse stock split that became effective on February 20, 2026, pursuant to which the number of shares of Common Stock issuable upon exercise of the Pre-Funded Warrants was adjusted to 22,664,040. The reported securities may also be deemed to be beneficially owned by Framework Ventures IV GP LLC, Framework Ventures Management LLC, Vance Spencer and Michael Ernest Anderson, each of which or whom disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein. All percentage calculations set forth herein are based on the aggregate of 49,779,686 shares of Common Stock outstanding as of April 29, 2026.
- Framework Ventures Management LLC (CIK 0002091751): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 22,152,695; sole dispositive power 0; shared dispositive power 22,152,695; aggregate amount beneficially owned 22,152,695 (44.5% of the class)
  Comment: This Amendment No. 3 is being filed to update the beneficial ownership of the Reporting Persons to reflect (i) anti-dilution adjustments under certain pre-funded warrants issued by the Issuer to Framework Ventures IV L.P. and other investors on October 16, 2025 (the "Pre-Funded Warrants"), which, as a result of dilutive issuances of the Issuer's Common Stock during the fourth quarter of 2025, increased the aggregate number of shares of Common Stock issuable upon exercise of the Pre-Funded Warrants to 113,320,197 as of December 31, 2025, and (ii) the Issuer's 1-for-5 reverse stock split that became effective on February 20, 2026, pursuant to which the number of shares of Common Stock issuable upon exercise of the Pre-Funded Warrants was adjusted to 22,664,040. The reported securities may also be deemed to be beneficially owned by Framework Ventures IV GP LLC, Framework Ventures Management LLC, Vance Spencer and Michael Ernest Anderson, each of which or whom disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein. All percentage calculations set forth herein are based on the aggregate of 49,779,686 shares of Common Stock outstanding as of April 29, 2026.
- Framework Ventures IV GP LLC (CIK 0002092591): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 22,152,695; sole dispositive power 0; shared dispositive power 22,152,695; aggregate amount beneficially owned 22,152,695 (44.5% of the class)
  Comment: This Amendment No. 3 is being filed to update the beneficial ownership of the Reporting Persons to reflect (i) anti-dilution adjustments under certain pre-funded warrants issued by the Issuer to Framework Ventures IV L.P. and other investors on October 16, 2025 (the "Pre-Funded Warrants"), which, as a result of dilutive issuances of the Issuer's Common Stock during the fourth quarter of 2025, increased the aggregate number of shares of Common Stock issuable upon exercise of the Pre-Funded Warrants to 113,320,197 as of December 31, 2025, and (ii) the Issuer's 1-for-5 reverse stock split that became effective on February 20, 2026, pursuant to which the number of shares of Common Stock issuable upon exercise of the Pre-Funded Warrants was adjusted to 22,664,040. The reported securities may also be deemed to be beneficially owned by Framework Ventures IV GP LLC, Framework Ventures Management LLC, Vance Spencer and Michael Ernest Anderson, each of which or whom disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein. All percentage calculations set forth herein are based on the aggregate of 49,779,686 shares of Common Stock outstanding as of April 29, 2026.
- Spencer Vance (CIK 0002092030): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 22,152,695; sole dispositive power 0; shared dispositive power 22,152,695; aggregate amount beneficially owned 22,152,695 (44.5% of the class)
  Comment: This Amendment No. 3 is being filed to update the beneficial ownership of the Reporting Persons to reflect (i) anti-dilution adjustments under certain pre-funded warrants issued by the Issuer to Framework Ventures IV L.P. and other investors on October 16, 2025 (the "Pre-Funded Warrants"), which, as a result of dilutive issuances of the Issuer's Common Stock during the fourth quarter of 2025, increased the aggregate number of shares of Common Stock issuable upon exercise of the Pre-Funded Warrants to 113,320,197 as of December 31, 2025, and (ii) the Issuer's 1-for-5 reverse stock split that became effective on February 20, 2026, pursuant to which the number of shares of Common Stock issuable upon exercise of the Pre-Funded Warrants was adjusted to 22,664,040. The reported securities may also be deemed to be beneficially owned by Framework Ventures IV GP LLC, Framework Ventures Management LLC, Vance Spencer and Michael Ernest Anderson, each of which or whom disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein. All percentage calculations set forth herein are based on the aggregate of 49,779,686 shares of Common Stock outstanding as of April 29, 2026.
- Anderson Michael Ernest (CIK 0002093174): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 22,152,695; sole dispositive power 0; shared dispositive power 22,152,695; aggregate amount beneficially owned 22,152,695 (44.5% of the class)
  Comment: This Amendment No. 3 is being filed to update the beneficial ownership of the Reporting Persons to reflect (i) anti-dilution adjustments under certain pre-funded warrants issued by the Issuer to Framework Ventures IV L.P. and other investors on October 16, 2025 (the "Pre-Funded Warrants"), which, as a result of dilutive issuances of the Issuer's Common Stock during the fourth quarter of 2025, increased the aggregate number of shares of Common Stock issuable upon exercise of the Pre-Funded Warrants to 113,320,197 as of December 31, 2025, and (ii) the Issuer's 1-for-5 reverse stock split that became effective on February 20, 2026, pursuant to which the number of shares of Common Stock issuable upon exercise of the Pre-Funded Warrants was adjusted to 22,664,040. The reported securities may also be deemed to be beneficially owned by Framework Ventures IV GP LLC, Framework Ventures Management LLC, Vance Spencer and Michael Ernest Anderson, each of which or whom disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein. All percentage calculations set forth herein are based on 49,779,686 shares of Common Stock outstanding as of April 29, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Stablecoin Development Corp
Address of issuer's principal executive offices: 2000 POWELL STREET, SUITE 1150, EMERYVILLE, California (CA), 94608
Comment: Explanatory Note: This Amendment No. 3 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 15, 2025, as amended and supplemented by that certain Amendment No. 1 to Schedule 13D filed on October 25, 2025, and as amended and supplemented by that certain Amendment No. 2 to Schedule 13D filed on January 21, 2026 (as amended, the "Statement") by Framework Ventures IV L.P. ("Framework") with respect to the Common Stock of NovaBay Pharmaceuticals, Inc. (the "Company"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. This Amendment No. 3 is being filed to update the beneficial ownership of the Reporting Persons to reflect (i) anti-dilution adjustments under certain pre-funded warrants issued by the Issuer to Framework Ventures IV L.P. and other investors on October 16, 2025 (the "Pre-Funded Warrants"), which, as a result of dilutive issuances of the Issuer's Common Stock during the fourth quarter of 2025, increased the aggregate number of shares of Common Stock issuable upon exercise of the Pre-Funded Warrants to 113,320,197 as of December 31, 2025, and (ii) the Issuer's 1-for-5 reverse stock split that became effective on February 20, 2026, pursuant to which the number of shares of Common Stock issuable upon exercise of the Pre-Funded Warrants was adjusted to 22,664,040. The reported securities may also be deemed to be beneficially owned by Framework Ventures IV GP LLC, Framework Ventures Management LLC, Vance Spencer and Michael Ernest Anderson, each of which or whom disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein. All percentage calculations set forth herein are based on the aggregate of 49,779,686 shares of Common Stock outstanding as of April 29, 2026. Unless amended or otherwise stated below, the information for Framework in the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate of 22,152,695.00 shares of Common Stock (the "Subject Shares"). The Subject Shares represent approximately 44.5% of the outstanding shares of Common Stock, based on the aggregate of 49,779,686 shares of Common Stock outstanding as of April 29, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 0.00

2. Shared power to vote or direct vote: 22,152,695.00 shares of Common Stock

3. Sole power to dispose or direct the disposition: 0.00

4. Shared power to dispose or direct the disposition: 22,152,695.00 shares of Common Stock
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, none of the Reporting Persons have effected any transaction in the shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Subject Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Framework Ventures IV L.P.: /s/ Michael Ernest Anderson, Michael Ernest Anderson / Authorized Signatory (04/30/2026)
- Framework Ventures Management LLC: /s/ Michael Ernest Anderson, Michael Ernest Anderson / Authorized Signatory (04/30/2026)
- Framework Ventures IV GP LLC: /s/ Michael Ernest Anderson, Michael Ernest Anderson / Authorized Signatory (04/30/2026)
- Spencer Vance: /s/ Vance Spencer, Vance Spencer (04/30/2026)
- Anderson Michael Ernest: /s/ Michael Ernest Anderson, Michael Ernest Anderson (04/30/2026)